B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

03 APR -9 AM 7:21

Tuesday, April 1, 2003

SEC EXEMPTION #82-42

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA


03050034

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – April 1, 2003
Third Quarter Interim Report 2003



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com


AMERICAN
HOME
TREASURES

SEC EXEMPTION #82-4245



ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Tuesday, April 1, 2003

For Immediate Release: Stock Symbol: TSX:BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES THIRD QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to report its unaudited consolidated financial and operating results for the third quarter ended February 1, 2003.

Sales for the first nine months were $6,650,578 compared to $6,528,562 during the same period last year. Operating earnings were $1,875,192 ($0.23 per share) compared to $1,684,469 ($0.21 per share), an 11% increase over the same period last year. Earnings before income taxes were $906,211 compared to $784,466 for the same period last year, representing an increase of 16%. In the previous fiscal year all prior tax losses were completely utilized, the current period now includes a tax provision of $377,386. As a result, net earnings were $528,825 ($0.07 per share) compared to $784,466 ($0.10 per share) for the same period last year.

Sales for the third quarter were $2,508,395 compared to $2,624,270 during the same period last year. Operating earnings were $772,701 ($0.10 per share) compared to $696,465 ($0.09 per share) for the same period last year, representing an increase of 11%. Earnings before income taxes were $453,691 compared to $402,591, a 13% increase over the same period last year. In the previous fiscal year all prior tax losses were completely utilized, the current period now includes a tax provision of $189.302. As a result, net earnings were $264,389 ($0.03 per share) compared to $402,591 ($0.05 per share) for the same period last year.

Denis B.E. Donnelly, President and CEO stated, "Our results continue to meet our expectations during the current weak U.S. market conditions and global political uncertainty. We are confident, however, in our ability to continue to increase both sales and profits."

FINANCIAL HIGHLIGHTS *(unaudited)*	**Thirty-nine Weeks Ended Feb. 1, 2003**	Thirty-nine Weeks Ended Feb. 2, 2002	**Thirteen Weeks Ended Feb. 1, 2003**	Thirteen Weeks Ended Feb. 2, 2002
Sales	**$ 6,650,578**	$ 6,528,562	**$ 2,508,395**	$ 2,624,270
Operating earnings (EBITDA)[1]	**1,875,192**	1,684,469	**772,701**	696,465
Earnings before income taxes	**906,211**	784,466	**453,691**	402,591
Income taxes	**377,386**	-	**189,302**	-
Net earnings	**528,825**	784,466	**264,389**	402,591
Operating earnings (EBITDA)[1] per share	**$ 0.23**	$ 0.21	**$ 0.10**	$ 0.09
Basic and diluted earnings per share	**0.07**	0.10	**0.03**	0.05

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represent earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, are unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

The Toronto Stock Exchange has advised BFS that it is reviewing the Corporation's eligibility for continued listing. BFS falls below certain market value and trading thresholds that the TSX requires of listed companies. The TSX has deferred its decision for a further 120 days and BFS has until May 30, 2003 to satisfy the TSX that it has met the TSX continued listing standards. In the event that BFS is unable to maintain such requirements, the Corporation will review other opportunities that will provide a quoted market for its common shares.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The Corporation's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Corporation is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact: John Grzybowski, MBA, CA – Chief Financial Officer
E-mail: ir@bfsent.com Tel (905) 884-2323 Fax (905) 884-8292 Corporate Website: www.bfsent.com

SEC EXEMPTION 82-4545

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

THIRD QUARTER REPORT

For the Three & Nine Month Period
Ended February 1, 2003


BFS
VIDEO

AMERICAN
HOME
TREASURES

Consolidated Statements of Operations

(Unaudited)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb. 1, 2003**	Feb. 2, 2002	**Feb. 1, 2003**	Feb. 2, 2002
Sales	**$ 2,508,395**	$ 2,624,270	**$ 6,650,578**	$ 6,528,562
Cost of goods sold	**935,932**	987,471	**2,402,689**	2,479,819
Gross profit	**1,572,463**	1,636,799	**4,247,899**	4,048,743
Selling expenses	**385,761**	533,634	**1,054,202**	1,098,270
Administrative expenses	**414,001**	406,700	**1,318,495**	1,266,004
Total selling and administrative expenses	**799,792**	940,334	**2,372,697**	2,364,274
Operating earnings before interest, amortization and income taxes	**772,701**	696,465	**1,875,192**	1,684,469
Interest expense	**51,670**	65,417	**166,512**	214,632
Operating earnings before amortization and income taxes	**721,031**	631,048	**1,708,680**	1,469,837
Amortization of capital assets and deferred development	**139,969**	101,086	**420,356**	303,258
Operating earnings before amortization of AHT Video Library and income taxes	**581,062**	529,962	**1,288,324**	1,166,579
Amortization of AHT Video Library	**127,371**	127,371	**382,113**	382,113
Earnings before income taxes	**453,691**	402,591	**906,211**	784,466
Current income taxes	**235,377**	-	**524,911**	-
Future income taxes	**(46,075)**	-	**(147,525)**	-
Net earnings	**$ 264,389**	$ 402,591	**$ 528,825**	$ 784,466
Operating earnings before interest, amortization and income taxes per share	**$ 0.10**	$ 0.09	**$ 0.23**	$ 0.21
Basic and diluted earnings per share (Note 3)	**$ 0.03**	$ 0.05	**$ 0.07**	$ 0.10

Consolidated Statements of Retained Earnings

(Unaudited)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb. 1, 2003**	Feb. 2, 2002	**Feb. 1, 2003**	Feb. 2, 2002
Retained earnings – beginning of period	**$ 1,250,267**	$ 825,984	**$ 985,831**	$ 444,109
Net earnings	**264,389**	402,591	**528,825**	784,466
Dividends declared	**(200,821)**	-	**(200,821)**	-
Retained earnings – end of period	**$ 1,313,835**	$ 1,228,575	**$ 1,313,385**	$ 1,228,575

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the Corporation's May 4, 2002 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of February 1, 2003, the Corporation had an operating line of credit in the amount of $2,500,000 (May 4, 2002 – $2,500,000) of which approximately $1,283,000 (May 4, 2002 - $1,064,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. Capital Stock

(a) Issued and Outstanding

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	8,054,333	$ 2,159,783
Issued to employee under stock bonus plan	25,000	7,750
Cancelled pursuant to normal course issuer bid	(46,500)	(14,776)
Balance – end of period	8,032,833	$ 2,152,757

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Balance Sheets

As at	**February 1, 2003** *Unaudited*	May 4, 2002 *Audited*
Assets		
Current		
Accounts receivable	$ **2,009,899**	$ 1,703,685
Inventories	**2,144,861**	1,950,644
Prepaid video royalties	**955,794**	713,949
Prepaid expenses and deposits	**59,544**	69,386
Deferred development costs	**159,998**	172,188
	5,330,096	4,609,852
AHT Video Library	**254,745**	636,858
Loan receivable	**14,000**	28,000
Deferred development costs	**217,529**	204,529
Capital assets	**1,006,508**	957,347
	$ **6,822,878**	$ 6,436,586
Liabilities		
Current		
Bank indebtedness (Note 2)	$ **1,020,815**	$ 1,011,941
Accounts payable and accrued liabilities	**1,015,064**	1,091,933
Dividends payable	**200,821**	-
Income taxes payable	**485,605**	56,300
Long-term debt due within one year	**375,000**	383,334
Capital lease obligations due within one year	**22,447**	62,741
	3,119,752	2,606,249
Long-term debt	**156,250**	437,500
Capital lease obligations	**12,809**	32,223
Future income taxes	**67,475**	215,000
	3,356,286	3,290,972
Shareholders' Equity		
Capital stock (Note 3)	**2,152,757**	2,159,783
Retained earnings	**1,313,835**	985,931
	3,466,592	3,145,614
	$ **6,822,878**	$ 6,436,586

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

The following table sets out the computation of basic and diluted earnings per share.

39 Weeks Ended	**Feb. 1, 2003**	Feb. 2, 2002
Numerator:		
Net earnings available to common shareholders	$ **528,825**	$ 784,466
Denominator:		
Weighted average shares for basic earnings per share	**8,038,456**	8,046,713
Effect of dilutive securities		
Employee stock options	**8,511**	-
Warrants	-	-
	8,511	-
Adjusted weighted average shares and assumed conversions for diluted earnings per share	**8,046,967**	8,046,713
Basic earnings per share	$ **0.07**	$ 0.10
Diluted earnings per share	$ **0.07**	$ 0.10

(b) Stock-Based Compensation

Effective January 1, 2002, The Canadian Institute of Chartered Accountants issued new recommendations dealing with stock-based compensation and other stock-based payments. The new recommendations require either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instrument at the grant date, or alternatively, the disclosure of pro-forma net earnings and earnings per share data, as if the stock-based compensation had been recognised in earnings. The corporation has adopted the latter approach.

During the second quarter, the Corporation issued 47,500 stock options to two of its directors. Had the Corporation elected to recognise the cost of its stock-based compensation based on the estimated fair value of the stock options granted, the Corporation's net earnings would have been reduced by $14,725. Net earnings for the six months would have been $249,711 ($0.03 basic and diluted earnings per share). For the second quarter, the net earnings would have been $193,494 ($0.02 basic and diluted earnings per share).

The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model with the following assumption – weighted average fair value of options granted during the period of $0.31; expected stock price volatility of 81%, expected dividend rate of 0% and risk-free interest rate ranging from 4.1% to 4.4% over the life of the options

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Consolidated Statements of Cash Flows

(Unaudited)	*13 Weeks Ended*		*39 Weeks Ended*	
For the period ended	**Feb. 1, 2003**	Feb. 2, 2002	**Feb. 1, 2003**	Feb. 2, 2002
Operating activities				
Net earnings	**$ 264,389**	$ 402,591	**$ 528,825**	$ 784,466
Items not affecting cash:				
Future income taxes	**(46,075)**	-	**(147,525)**	-
Net decrease (increase) in prepaid royalties	**(85,724)**	143,373	**(241,845)**	(83,427)
Forgiveness of loan receivable	**-**	-	**14,000**	14,000
Common shares issued to an employee under the stock bonus plan	**7,750**	2,800	**7,750**	2,800
Amortization of capital assets	**96,922**	71,391	**291,215**	214,175
Amortization of deferred development costs	**43,047**	29,695	**129,141**	89,083
Amortization of AHT Video Library	**127,371**	127,371	**382,113**	382,113
	407,680	777,221	**963,674**	1,403,210
Net changes in non-cash working capital balances (*)	**598,822**	367	**62,668**	(398,796)
Cash flows provided by operating activities	**1,026,342**	777,588	**1,006,502**	1,004,414
Financing activities				
Increase (decrease) in bank borrowings	**(565,272)**	(406,906)	**8,874**	216,303
Dividends declared and payable	**(200,821)**	-	**(200,821)**	-
Repayment of capital lease obligations	**(12,355)**	(17,766)	**(59,708)**	(55,001)
Repayment of long-term debt	**(93,750)**	(102,083)	**(289,584)**	(606,250)
Purchase of common shares for cancellation	**(3,940)**	(840)	**(14,776)**	(840)
Cash flows used in financing activities	**(876,138)**	(527,595)	**(556,015)**	(445,788)
Investing activities				
Additions to capital assets	**(92,201)**	(200,506)	**(340,376)**	(422,723)
Additions to deferred development costs	**(38,163)**	(49,487)	**(129,951)**	(135,903)
Cash flows used in investing activities	**(130,364)**	(249,993)	**(470,327)**	(558,626)
Net change in cash and cash equivalents	**-**	-	**-**	-
Cash and cash equivalents, beginning and end of period	**$ -**	$ -	**$ -**	$ -
Interest on long-term debt	**$ 34,793**	$ 46,267	**$ 113,277**	$ 154,952
(*) Components of the net changes in non-cash working capital balances related to operation				
Increase in accounts receivable	**$ (65,057)**	$ (204,211)	**$ (306,214)**	$ (602,881)
Decrease (increase) in inventories	**129,940**	(187,100)	**(194,217)**	(426,386)
Decrease in income taxes recoverable	**-**	-	**-**	31,944
Decrease in prepaid expenses and deposits	**1,865**	23,081	**9,842**	43,254
Increase (decrease) in accounts payable and accrued liabilities	**112,478**	368,597	**(76,869)**	555,273
Increase in dividends payable	**200,821**	-	**200,821**	-
Increase in income taxes payable	**218,775**	-	**429,305**	-
	$ 598,822	$ 367	**$ 62,668**	$ (398,796)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are pleased to report our unaudited consolidated financial and operating results for the third quarter ended February 1, 2003.

Sales for the first nine months were $6,650,578 compared to $6,528,562 during the same period last year. Operating earnings were $1,875,192 ($0.23 per share) compared to $1,684,469 ($0.21 per share), an 11% increase over the same period last year. Earnings before income taxes were $906,211 compared to $784,466 for the same period last year, representing an increase of 16%. In the previous fiscal year all prior tax losses were completely utilized, the current period now includes a tax provision of $377,386. As a result, net earnings were $528,825 ($0.07 per share) compared to $784,466 ($0.10 per share) for the same period last year.

Sales for the third quarter were $2,508,395 compared to $2,624,270 during the same period last year. Operating earnings were $772,701 ($0.10 per share) compared to $696,465 ($0.09 per share) for the same period last year, representing an increase of 11%. Earnings before income taxes were $453,691 compared to $402,591, a 13% increase over the same period last year. In the previous fiscal year all prior tax losses were completely utilized, the current period now includes a tax provision of $189.302. As a result, net earnings were $264,389 ($0.03 per share) compared to $402,591 ($0.05 per share) for the same period last year.

Our results continue to meet our expectations during the current weak U.S. market conditions and global political uncertainty. We are confident, however, in our ability to continue to increase both sales and profits.

The Toronto Stock Exchange has advised BFS that it is reviewing the Corporation's eligibility for continued listing. BFS falls below certain market value and trading thresholds that the TSX requires of listed companies. The TSX has deferred its decision for a further 120 days and BFS has until May 30, 2003 to satisfy the TSX that it has met the TSX continued listing standards. In the event that BFS is unable to maintain such requirements, the Corporation will review other opportunities that will provide a quoted market for its common shares.



Denis B.E. Donnelly
Chairman, President & CEO
March 17, 2003

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com